

Sean Di Ianni is the Chief Operating Officer and Secretary of Meow Wolf, Inc. He served as a Director and led operations in Meow Wolf under its legal entity before the company incorporated. Sean has been an integral member of Meow Wolf since 2008 and was Design and Construction Director for the Prior Company's Due Return project, Meow Wolf's most ambitious and successful project before the opening of the Santa Fe based House of Eternal Return in 2016. Sean has experience in project management, operations, construction, fabrication, and design. As COO for Meow Wolf, Sean leads construction of the exhibition and oversee administration including daily operations, staffing, and strategic planning.